Mail Stop 3561

      							August 31, 2005

Via U.S. Mail and Fax
Mr. Frans Spaargaren
Chief Financial Officer
Gemplus International SA
46a, avenue JF Kennedy
2nd floor
L-1855 Luxembourg
Grand Duchy of Luxembourg

	RE:	Gemplus International SA
      Form 20-F for the fiscal year ended December 31, 2004
		Filed June 30, 2005
		File No. 000-31052

Dear Mr. Spaargaren:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for Fiscal Year Ended December 31, 2004

2.  Summary of Significant Accounting Policies, page F-6

2.2 Principles of Consolidation, page F-6

(b) Associates, page F-7

1. Please clarify what you mean by the disclosure on page F-7 where you state that your share of post-acquisition movements in reserves of your associates is recognized in reserves, and tell us how you addressed this in your US GAAP financial information.

2.3 Foreign currency, page F-7

(b) Transactions and balances, page F-7

2. Please explain further your disclosure on page F-7 where you state
"translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in "Other comprehensive income" within shareholders` equity" and tell us how you addressed this in your US GAAP financial information.

2.5  Revenue recognition, page F-9

3. We refer to your statement within the Business Overview section "Many chip card sales are combined and priced or sold together with sales of these services and software for customers within the applicable reporting segment, and therefore we do not separately report these sales." For each reporting segment, please describe to us in more detail the nature of these arrangements in which you have chip card sales, software sales and service sales. In addition, explain to us your consideration of EITF 00-21 and SOP 97-2 in accounting for these multiple deliverable revenue arrangements under
US GAAP.

(a) Sales of goods, page F-9

4. We note on page F-39 that you sell prepaid phone cards as part of your Telecommunications segment. Please clarify for us whether you report this revenue gross as a principle or net as an agent under US
GAAP and explain to us your consideration of EITF 99-19 in making this determination.

(b) Sales of services, page F-9

5. We note your statement "Revenues are recognized by reference to the stage of completion at the balance sheet date, provided that the outcome of the contracts can be estimated reliably." Please explain to us and revise your filing to discuss how you determine the stage of completion under US GAAP. If you use a percentage of completion method based on costs incurred to date over total estimated costs, tell us why you believe this is more appropriate under US GAAP then some type of output measure such as contract milestones or units of work completed.

2.8  Property, plant and equipment, page F-9

6. We note from your disclosure on page F-10 that leases where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Please tell us in your response letter whether the lease capitalization criteria under IFRS are identical to those identified under paragraph 7 of SFAS 13. If not, explain to us in detail your consideration of the differences in preparing your net income, balance sheet, and cash flow statement reconciliations and revise your filing to discuss these differences.

2.10  Impairment of assets, page F-10

7. Please refer to SFAS No. 144 and explain to us any differences in your accounting for impairment of long-lived assets under IFRS and US
GAAP. Advise us of your consideration of SFAS 144 in accounting for the asset impairments discussed in your Restructuring note on pages
F-28 through F-30 and revise to include the required disclosures of paragraph 26c and 26d of SFAS 144.

11. Goodwill, page F-20

Impairment tests for goodwill, page F-21

8. It appears that your decision to either sell or cease SLP operations in 2002 may qualify for treatment as discontinued operations for US GAAP reporting purposes. Please advise us, in detail, or disclose the nature of this difference in GAAP and the impact of this treatment on income from continuing operations as determined under U.S. GAAP. We refer you to the guidance in paragraphs 41-44 of SFAS No. 144. It may also be necessary for you to present additional U.S. GAAP earnings per share data pursuant to paragraphs 36 and 37 of SFAS No. 128.

12. Deferred Development Costs, page F-21

9. With a view towards clarifying disclosure, please explain to us the nature of the deferred development costs reported in this footnote. Also, please explain to us how these deferred items were addressed in your reconciliations of net income and shareholders` equity in Note 39.

14.  Investment in Associates, page F-22

10. Please revise to include the required disclosures of paragraph
20
of APB 18 for your investments in common stock.

18. Current and Non-Current Obligations Under Finance Leases, page
F-24

11. Refer to your sale-leaseback discussion on page F-25 and explain to us in detail how you accounted for this transaction under US
GAAP.
In addition, tell us why this transaction resulted in no gain or loss under US GAAP.

19.  Non-Current Portion of Provisions and other Liabilities, page
F-
25

12. Please refer to SFAS No. 5 and explain to us any differences in your accounting for contingencies under IFRS and US GAAP. In this regard, it is unclear why you are reversing loss accruals into income under US GAAP if such accruals were reasonable estimates of probable losses. Please explain. Also, explain the "Reclassification within balance sheet items" and tell us why you did not record the entries in your results of operations. In addition, please explain to us what is included within the Other provisions line item and tell us in detail what caused the change in the balance during 2004.

13. In order to help us better understand your disclosure related to the tax assessment received from the French tax authority, please address the following items in your response letter:
* Explain to us your US GAAP basis for recognizing the euro 3,990 thousand net income tax charge between 2002 and 2004, including the facts and circumstances that led to the 2003 and 2004 revisions.
* Explain to us why the tax assessment resulted in the recognition of tax losses carried over amounting to euro24,040. Further, clarify why the recovery of the carryback is expected in mid-2007 given that you recognized the carryback in 2004.
* Explain your US GAAP basis for discounting the carryback.

29.  Income Tax Expense, page F-36

Loss carryforward, page F-37

14. Based on your disclosure, it appears that you have recorded a valuation allowance for most if not all of your potential deferred tax assets related to your net operating loss carryforwards.
Pease
disclose and explain to us your US GAAP basis for this accounting treatment given that the majority of these carryforwards may be used indefinitely.

15. Refer to the 2nd to last paragraph on page F-37 and explain to us the nature of these business changes in Germany and Mexico that caused you to decrease the amount of deferred tax assets recognized in previous years. Reference all authoritative, pertinent, US GAAP accounting literature that supports your accounting treatment in your response letter.

35.  Commitments and Contingencies, page F-41

Off-balance sheet arrangements, page F-42

16. Refer to your discussion of the stand-by letter in the 2nd paragraph on page F-43. Please explain to us your consideration of
FIN 45 in determining not to record this guarantee as a liability under US GAAP.

37.  Related Party Transactions, page F-44

17. Refer to the 3rd paragraph on page F-45 and clarify for us the nature of the transaction between GemVentures 1 NV and Dassault Multimedia SAS, your business purpose for lending the shares of Welcome Real Time, and explain how you accounted for it under US GAAP. Tell us if you received cash in exchange for the shares and if you continue to report the loaned Welcome Real Time shares as an investment on your balance sheet.

18. Refer to the 2nd to last paragraph on page F-45 and tell us whether you gave any accounting treatment under US GAAP to the guarantees that you provided on the obligations of Apeera Inc. Reference all pertinent, authoritative, US GAAP accounting literature in your response letter that supports your accounting.

19. It appears the certification services operator business division, formally owned by Certplus SA, may qualify for treatment as discontinued operation for US GAAP reporting purposes. Please advise us, in detail, or disclose the nature of this difference in GAAP and the impact of this treatment on income from continuing operations as determined under U.S. GAAP. We refer you to the guidance in paragraphs 41-44 of SFAS No. 144. It may also be necessary for you to present additional U.S. GAAP earnings per share data pursuant to paragraphs 36 and 37 of SFAS No. 128.

39. Differences Between International Financial Reporting
Standards
and US Generally Accepted Accounting Principles, page F-46

20. Refer to the caption "Reversal of restoration of impairment losses on long-lived assets" on your reconciliations of net income and shareholders` equity on pages F-46 and F-47 respectively.
Tell
us whether the total balances of these reconciling items relate to the reversal of goodwill impairment losses or whether any portion relates to the reversal of impairment losses on other non-current assets. If the entire balance relates to goodwill, please revise your disclosure on page F-48 to state this fact. Otherwise, please revise to separately disclose the amount that relates to goodwill and the amount that relates to other non-current assets.

21. Refer to your reconciliations of net income and operating income on pages F-46 and F-51 respectively and explain to us why the amount of the net income reconciling item "Goodwill amortization and impairment" is different from the amount of the operating income reconciling item "Goodwill amortization on consolidated subsidiaries."

22. Refer to the reconciliation of shareholder`s equity on page F-
47.
We do not understand the reasons for the euro25,755 thousand increase in shareholders equity determined in accordance with US GAAP in 2004.
So that we may clearly understand the items that impacted shareholder`s equity determined under US GAAP, please provide us a roll forward of your US GAAP shareholder`s equity from December 31,
2002 through December 31, 2004. Separately identify and explain all items that impacted your US GAAP shareholders` equity during this two-year period.

23. In addition, clarify for us why the Non-recourse loans caused a euro4.3 million difference in shareholders` equity between IFRS and
US GAAP. In this regard, we note that you mention non-recourse loans in the 2nd paragraph on page F-48, but you do not indicate why these loans caused a difference in shareholders` equity. Also revise your disclosure to clarify.

24. It is unclear why you have not provided an adjustment in your reconciliations of net income and shareholder`s equity to present the impact of your Associates reporting under US GAAP. Please revise or advise us in detail.

25. It is unclear why you have not made an adjustment in your reconciliations of net income and shareholder`s equity to report the impact on minority interest of the differences between US GAAP and IFRS in your partially owned subsidiaries. Please revise or advise us in detail.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Adam Washecka, Staff Accountant, at (202)
551-
3375 or Robert S. Littlepage, Jr., Accounting Branch Chief, at
(202)
551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director
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Mr. Frans Spaargaren
Gemplus International SA
August 31, 2005
Page 7